SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                            Chart Industries, Inc.
_______________________________________________________________________________
                               (Name of Issuer)

                     Common Stock, Par Value $0.01 per share
_______________________________________________________________________________
                        (Title of Class of Securities)

                                  16115Q209
_______________________________________________________________________________
                               (CUSIP Number)

               Merrill Lynch Pierce Fenner & Smith Incorporated
                           4 World Financial Center
                               12th Floor
                           New York, New York 10080
                               (212) 449-2010
_______________________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              September 15, 2003
_______________________________________________________________________________
            (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1 (g), check the following box. This box should not be checked off.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

                             (Page 1 of 12 Pages)


CUSIP No. 16115Q209                   13D                   Page 2 of 12 Pages


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                    Merrill Lynch & Co., Inc.
_______________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
_______________________________________________________________________________
3.   SEC USE ONLY
_______________________________________________________________________________
4.   SOURCE OF FUNDS*
                    OO
_______________________________________________________________________________
5. CHECK THIS BOX IF DISCLOSURE OF LEGAL PROCEDINGS IS REQUIRED PERSUANT TO
   ITEM 2(d) OR 2(e)
                                                                         [X]
_______________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGINIZATION

                    Delaware
_______________________________________________________________________________
 NUMBER OF     7.   SOLE VOTING POWER

   SHARES           None
              _________________________________________________________________
BENEFICIALLY   8.   SHARED VOTING POWER

  OWNED BY          4,271,419 (See Item 5 (a)(i))
              _________________________________________________________________
    EACH       9.   SOLE DISPOSITIVE POWER

  REPORTING         225,588 (See Item 5 (a)(ii))
              _________________________________________________________________
   PERSON      10.  SHARED DISPOSITIVE POWER

    WITH:           None
_______________________________________________________________________________
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    4,271,419
_______________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                          [_]
_______________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

		        80.2%
_______________________________________________________________________________
14.  TYPE OF REPORTING PERSON*

		        HC, CO
_______________________________________________________________________________
CUSIP No. 16115Q209                   13D                   Page 3 of 12 Pages


1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                    Merrill Lynch, Pierce, Fenner & Smith Incorporated
_______________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
_______________________________________________________________________________
3.   SEC USE ONLY
_______________________________________________________________________________
4.   SOURCE OF FUNDS*
                    OO
_______________________________________________________________________________
5.   CHECK THIS BOX IF DISCLOSURE OF LEGAL PROCEDINGS IS REQUIRED PERSUANT TO
     ITEM 2(d) OR 2(e)
                                                                           [X]
_______________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGINIZATION

                    Delaware
_______________________________________________________________________________
 NUMBER OF     7.   SOLE VOTING POWER

   SHARES           None
               ________________________________________________________________
BENEFICIALLY   8.   SHARED VOTING POWER

  OWNED BY          4,271,419 (See Item 5 (a)(i))
               ________________________________________________________________
    EACH       9.   SOLE DISPOSITIVE POWER

  REPORTING         225,588 (See Item 5 (a)(ii))
               ________________________________________________________________
   PERSON      10.  SHARED DISPOSITIVE POWER

    WITH:           None
_______________________________________________________________________________
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    4,271,419
_______________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                          [_]
_______________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

		        80.2%
_______________________________________________________________________________
14.  TYPE OF REPORTING PERSON*

		        BD, CO
_______________________________________________________________________________
CUSIP No. 16115Q209                   13D                   Page 4 of 12 Pages

_______________________________________________________________________________
Item 1.  SECURITY AND ISSUER.

     This statement on Schedule 13D (this "Statement") relates to the common stock (the "Common Stock") of Chart Industries,(the "Issuer") a Delaware corporation. The principal executive offices are located at
     5885 Landerbrook Drive, Suite 205, Cleveland, Ohio.
_______________________________________________________________________________
Item 2. IDENTITY AND BACKGROUND.

     (a) This statement is filed by each of the following persons (the "Reporting Persons"):

          (i) Merrill Lynch, Pierce, Fenner & Smith Incorporated, a Delaware corporation ("MLPFS") and

          (ii) Merrill Lynch & Co., Inc., a Delaware corporation ("MLC"), which is the parent holding company of MLPFS (collectively, with MLPFS, the "Reporting Persons")

     (b) The address of the principal business office of MLPFS and MLC is 4 World Financial Center, New York, New York, 10080. The directors and executive officers of MLPFS and MLC can be reached at the same address. A list of the directors and executive officers of MLC and MLPFS, along with their principal occupations is as follows:

         For MLC:
                       Directors                  Principal Occupation
                 ----------------------  --------------------------------------
                 E. Stanley O'Neal       Chairman of the Board and Chief
                                         Executive Officer

                 W. H. Clark             Corporate Director; Chairman of the
                                         Board, Retired, of Nalco Chemical
                                         Company

                 Jill K. Conway          Visiting Scholar, Massachusetts
                                         Institute of Technology

                 Alberto Cribiore        Managing Principal of Brera Capital
                                         Partners LLC

                 George B. Harvey        Corporate Director; Chairman of the
                                         Board, Retired, of Pitney Bowes Inc.

                 Heinz-Joachim Neuburger Executive Vice President and Chief
                                         Financial Officer of Siemens AG;
                                         Member of the Executive Committee of
                                         the Managing Board of Siemens AG

                 David K. Newbigging     Chairman of the Board of Friends
                                         Provident plc



CUSIP No. 16115Q209                   13D                   Page 5 of 15 Pages
_______________________________________________________________________________

                 Aulana L. Peters        Corporate Director; Partner, Retired,
                                         of Gibson, Dunn & Crutcher LLP

                 John J. Phelan, Jr.     Corporate Director

                 Joseph W. Prueher       Corporate Director; U.S. Ambassador,
                                         Retired, to the People's Republic of
                                         China


                   Executive Officers             Principal Occupation
                 ----------------------  --------------------------------------
                 E. Stanley O'Neal       Chairman of the Board and Chief
                                         Executive Officer

                 Rosemary T. Berkery     Executive Vice President and General
                                         Counsel

                 Robert C. Doll          Senior Vice President and Chief
                                         Investment Officer and President of
                                         Merrill Lynch Investment Managers

                 Ahmass L. Fakahany      Executive Vice President and Chief
                                         Financial Officer

                 Gregory J. Fleming      Executive Vice President and Co-
                                         President of Global Markets and
                                         Investment Banking

                 James P. Gorman         Executive Vice President and President
                                         of Global Private Client

                 Do Woo Kim              Executive Vice President and Co-
                                         President of Global Markets and
                                         Investment Banking

                 Robert J. McCann        Executive Vice President and Vice
                                         Chairman, Wealth Management Group

         For MLPFS:

                       Directors                  Principal Occupation
                 ----------------------  --------------------------------------
                 Candace E. Browning     Director and Senior Vice President

                 Gregory J. Fleming      Director and Executive Vice President

                 James P. Gorman         Director, Chairman of the Board and
                                         Chief Executive Officer

                 Do Woo Kim              Director and Executive Vice President

                 Carlos M. Morales       Director and Senior Vice President

CUSIP No. 16115Q209                   13D                   Page 6 of 12 Pages
_______________________________________________________________________________



                   Executive Officers             Principal Occupation
                 ----------------------  --------------------------------------
                 Rosemary T. Berkery     Executive Vice President

                 Ahmass L. Fakahany      Executive Vice President

                 John J. Fosina          First Vice President and Chief
                                         Financial Officer

Messrs. Fleming, Gorman and Kim are also Executive Officers in the capacities listed above.

     (c) The principal business of MLPFS is, together with its subsidiaries, to provide investment, financing, and related services to individuals and institutions on a global basis. The principal business of MLC is, as a holding company, through its subsidiaries and affiliates, providing broker-dealer, financing, advisory, wealth management, asset management, insurance, lending and related products and services on a global basis.

     (d) During the last five years, none of the Reporting Persons or, to the best of their knowledge, any of their directors or executive officers, have been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons or, to the best of their knowledge, any of their directors or executive officers, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws except as noted below:


         On February 20, 2003, Merrill Lynch agreed with the staff of the Securities and Exchange Commission to a settlement-in-principle resolving the Commission's investigation regarding two transactions between Merrill Lynch and Enron in 1999. On March 17, 2003, Merrill Lynch announced that it had finalized the settlement-in-principle with the Securities and Exchange Commission. Without admitting or denying any wrongdoing, MLC consented to an injunction enjoining it from violations of the anti-fraud provisions of the federal securities laws. This settlement concluded the SEC's investigation into Enron-related matters with respect to Merrill Lynch. Under the settlement, Merrill Lynch paid a total of $80 million in disgorgement, penalties And interest.

         In December 2002, MLPFS joined with nine other major financial Services institutions in a settlement-in-principle with the U.S. Securities and Exchange Commission, the National Association of Securities Dealers and the New York Stock Exchange to resolve matters
CUSIP No. 16115Q209                   13D                   Page 7 of 12 Pages
_______________________________________________________________________________

         arising from their research-related inquiries, including inquiries into potential conflicts that may arise from the relationship between research and investment banking within securities firms. On April 28, 2003, the Securities and Exchange Commission, New York Stock Exchange, National Association of Securities Dealers, and state securities regulators announced that the settlements-in-principle had been reduced to final settlements. The settlements called for MLPFS, among other things, to contribute $100 million for the funding of independent research and investor education over the next five years but did not require MLPFS to pay any fines or make any additional civil payments. Earlier in 2002, MLPFS had agreed to pay $100 million to settle allegations by the Attorney General of the State of New York challenging the independence of its research. Additionally, the terms of the settlements provided that an injunction would be entered against MLPFS enjoining it from violating the statutes and rules that it is alleged to have violated. On October 31, 2003, the United States District Court for the Southern District of New York entered final judgments in connection with the April 28, 2003, research settlements between the SEC and ten investment banking firms, including Merrill Lynch. The final settlements pertaining to MLPFS, which involve both monetary and non-monetary relief set forth in the regulators' announcements, bring to a conclusion the regulatory actions against MLPFS related to alleged conflicts of interest affecting research analysts. MLPFS entered into these settlements without admitting or denying the allegations and findings by the regulators, and the settlements do not establish wrongdoing or liability for purposes of any other proceedings.

     (f) The Reporting Persons are corporations formed under the laws of the state of Delaware. To the best of the knowledge of the Reporting Person, all of the Reporting Person's executive officers and directors are United States citizens, with the following exceptions:

         For MLC:

                   Heinz-Joachim Neuburger - Citizen of Germany
                   David K. Newbigging - Citizen of the United Kingdom James P. Gorman - Citizen of Australia
                   Do Woo Kim - Citizen of the Republic of Korea


         For MLPFS:

                   James P. Gorman -  Citizen of Australia
                   Do Woo Kim - Citizen of the Republic of Korea
_______________________________________________________________________________
Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Reporting Persons acquired the shares to which this Statement relates in connection with the Issuer's and certain of its U.S. subsidiaries emergence from Chapter 11 bankruptcy proceedings. On July 8, 2003, the Issuer and certain of its U.S. subsidiaries (collectively referred to as the "Old Issuer") filed voluntary petitions for reorganization relief under Chapter 11 of Title 11 of the United States Code in the United
CUSIP No. 16115Q209                   13D                   Page 8 of 12 Pages
_______________________________________________________________________________

     States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). On September 15, 2003, (the "Consummation Date"), the Issuer and those subsidiaries ("collectively referred to as the "New Issuer") emerged from Chapter 11 proceedings pursuant to the Amended Joint Prepackaged Reorganization Plan of the Issuer and certain subsidiaries, dated September 3, 2003 (the "Plan"), which the Bankruptcy Court confirmed by an order entered on September 4, 2003.

     On the Consummation Date, Old Issuer's senior debt of approximately $256 million was converted into a $120 million secured term loan and an initial 95% equity ownership position in New Issuer, and Old Issuer's $40 million secured debtor-in-possession financing facility was converted into an amended and restated $40 million secured revolving credit facility. On the Consummation Date, all of Old Issuer's common stock and warrants, options and other rights to acquire Old Issuer's common stock were cancelled, and Old Issuer's stockholders received 5% of the initial equity of New Issuer and the opportunity to acquire up to an additional 5% of equity through the exercise of new warrants. Additionally, under the terms of the Plan, all general unsecured creditors will be paid in full on their prepetition claims or otherwise have their prepetition claims reinstated.

     As of the Consummation Date, 5,325,331 shares of New Issuer's common stock, par value $.01 per share (the "New Common Stock"), are deemed to be issued and outstanding in aggregate. Of this number, 4,271,419 shares initially were issued to Old Issuer's senior lenders party to the Investor Rights Agreement, including 225,588 shares that were issued to the Reporting Persons.
_______________________________________________________________________________
Item 4.     PURPOSE OF TRANSACTION.

     As of the Consummation Date, New Issuer and certain significant holders of New Common Stock, including the Reporting Persons, (the "Stockholder Parties") entered into the Investor Rights Agreement pursuant to the Plan. The Investor Rights Agreement provides the Stockholder Parties the right to designate most of the members of New Issuer's Board of Directors, prohibits New Issuer from engaging in a variety of actions without the consent of certain controlling Stockholder Parties, and includes provisions obligating the Stockholder Parties to support a sale of New Issuer to a third party if the sale is approved by such controlling Stockholder Parties. The Investor Rights Agreement also provides the Stockholder Parties registration rights at New Issuer's expense, grants the Stockholder Parties limited preemptive rights and provides for certain tag-along rights with respect to, and certain restrictions on the transfer of, New Common Stock held by the Stockholder Parties.

     The Reporting Persons will review from time to time various factors relevant to their beneficial ownership of the New Common Stock, including trading prices for the New Common Stock and conditions in capital markets generally, developments in New Issuer's business and financial condition, results of operations and prospects, and other factors and, based thereon, may pursue the possible sale of some or all of the Common Stock in privately negotiated transactions, market sales or otherwise, subject to its obligations under the Investor Rights Agreement.

CUSIP No. 16115Q209                   13D                   Page 9 of 12 Pages
_______________________________________________________________________________

     Except as set forth above, the Reporting Persons have no present plans or proposals which relate or would result in any of the actions described in
     Item 4(a) through (j) of Schedule 13D.
_______________________________________________________________________________
Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

     (a)  (i)   By virtue of being a party to the Investors Rights Agreement, the Reporting Persons may be deemed to be the beneficial owner of 4,271,419 shares of New Common Stock, collectively held by the Stockholder Parties. Based on information provided by the New Issuer, such shares constitute approximately 80.2% of the outstanding shares of New Common Stock.


          (ii) The Reporting Persons are the direct beneficial owner of 225,588 shares of New Common Stock. Their ability to vote or dispose of these shares is controlled by the terms of the Investors Rights Agreement (for a description of the terms of the Investor Rights Agreement see Item 4 to this Statement). Based on information provided by the New Issuer, such shares constitute approximately 4.2% of the outstanding shares of the New Common Stock.

     (b) The Reporting Persons have the sole power to vote and dispose of 225,588 shares of New Common, subject to the terms of the Investors Rights Agreement (for a description of the terms of the Investor Rights Agreement see Item 4 to this Statement.)

     (c) See the response to Item 4 to this Statement.

     (d) Not applicable.

     (e) Not applicable.

_______________________________________________________________________________
Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            See Response to Item 4 of this Statement.
_______________________________________________________________________________
Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit No.
            -----------

            Exhibit 1.	Amended Joint Prepackaged Reorganization Plan of Chart
                        Industries, Inc. and Certain Subsidiaries, dated September 3, 2003 (incorporated by reference from
                        Exhibit 2.1 of the Issuer's Form 8-K/A filed on September 22, 2003 (File No. 1-11442)).




CUSIP No. 16115Q209                   13D                   Page 10 of 12 Pages
_______________________________________________________________________________

            Exhibit 2.	Investor Rights Agreement by and among Chart
                        Industries, Inc. and the Stockholder parties thereto, dated September 15, 2003 (incorporated by reference from Exhibit 10.5 of the Issuer's Form 8-K/A filed on September 22, 2003 (File No. 1-11442).

            Exhibit 3.	Power of Attorney, dated November 17, 1995.

            Exhibit 4.	Power of Attorney, dated February 25, 1995.




                                       SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                MERRILL LYNCH & CO., INC



Dated:  February 17, 2004       By:  /s/ Lawrence M. Egan, Jr.
                                ----------------------------------------------
                                Name: Lawrence M. Egan, Jr.
                                Title:  Attorney-in-Fact*
                                        Assistant Secretary


                                MERRILL LYNCH PIERCE FENNER & SMITH INC.



Dated:  February 17, 2004       By:  /s/ Lawrence M. Egan, Jr.
                                ----------------------------------------------
                                Name: Lawrence M. Egan, Jr.
                                Title:  Attorney-in-Fact**
                                        Assistant Secretary








____________________
* Executed pursuant to a Power of Attorney, dated November 17, 1995, a copy of which is attached hereto as Exhibit 3.

** Executed pursuant to a Power of Attorney, dated February 25, 1995, a copy of which is attached hereto as Exhibit 4.
CUSIP No. 16115Q209                   13D                   Page 11 of 12 Pages
_______________________________________________________________________________


                           Exhibit 3 to Schedule 13D

                                Power of Attorney

     The undersigned, Merrill Lynch & Co., Inc. (the "Corporation"), a corporation duly organized under the laws of Delaware, with its principal place of business at World Financial Center, North Tower, 2560 Vesey Street, New York, New York 10281 does hereby make, constitute and appoint Richard B. Alsop, Richard D. Kreuder, Andrea Lowenthal, Gregory T. Russo, or any individual from time to time elected or appointed as secretary or an assistant secretary of the Corporation, acting severally, each of whose address is Merrill Lynch & Co., Inc., World Financial Center, North Tower, 250 Vesey Street, New York, New York 10281, as its true and lawful attorneys-in-fact, for it and in its name, place and stead (i) to execute on behalf of the Corporation and cause to be filed and/or delivered, as required under
Section 13(d) of the Securities Exchange Act of 1934 (the "Act") and the regulations thereunder, any number, as appropriate, of original, copies, or electronic filings of the Securities and Exchange Commission Schedule 13D or
Schedule 13G Beneficial Ownership Reports (together with any amendments and joint filing agreements under Rule 13d-1(f)(1) of the Act, as may be required thereto) to be filed and/or delivered with respect to any equity security (as defined in Rule 13d-1(d) under the Act) beneficially owned by the undersigned and which must be reported by the undersigned pursuant to Section 13(d) of the Act and the regulations thereunder, (ii) to execute on behalf of the Corporation and cause to be filed and/or delivered, any number, as appropriate, of original, copies or electronic filings of any forms (including without limitation), Securities and Exchange Commission Forms 3, 4 and 5) required to be filed pursuant to Section 16(a) of the Act and the regulations thereunder, and (iii) generally to take such other actions and perform such other things necessary to effectuate the foregoing as fully in a all respects as if the undersigned could do if personally present.

     This Power of Attorney shall remain in effect until revoked, in writing, by the undersigned.

     IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney, this 17th day of November 1995.


                                  MERRILL LYNCH & CO., INC.


                                  By:  /s/ David H. Komansky


                                  _____________________________________________
                                  Name:  David H. Komansky
                                  Title:  President and Chief Operating Officer





CUSIP No. 16115Q209                   13D                   Page 12 of 12 Pages
_______________________________________________________________________________



                           Exhibit 4 to Schedule 13D

                                Power of Attorney

     The undersigned, Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Corporation"), a corporation duly organized under the laws of Delaware, with its principal place of business at World Financial Center, North Tower, 2560 Vesey Street, New York, New York 10281 does hereby make, constitute and appoint Richard B. Alsop, Richard D. Kreuder, Andrea Lowenthal, Gregory T. Russo, or any individual from time to time elected or appointed as secretary or an assistant secretary of the Corporation, acting severally, each of whose address is Merrill Lynch & Co., Inc., World Financial Center, North Tower, 250 Vesey Street, New York, New York 10281, as its true and lawful attorneys-in-fact, for it and in its name, place and stead (i) to execute on behalf of the Corporation and cause to be filed and/or delivered, as required under Section 13(d) of the Securities Exchange Act of 1934 (the "Act") and the regulations thereunder, any number, as appropriate, of original, copies, or electronic filings of the Securities and Exchange Commission Schedule 13D or Schedule 13G Beneficial Ownership Reports (together with any amendments and joint filing agreements under Rule 13d-1(f)(1) of the Act, as may be required thereto) to be filed and/or delivered with respect to any equity security (as defined in Rule 13d-1(d) under the Act) beneficially owned by the undersigned and which must be reported by the undersigned pursuant to Section 13(d) of the Act and the regulations thereunder, (ii) to execute on behalf of the Corporation and cause to be filed and/or delivered, any number, as appropriate, of original, copies or electronic filings of any forms (including without limitation), Securities and Exchange Commission Forms 3, 4 and 5) required to be filed pursuant to
Section 16(a) of the Act and the regulations thereunder, and (iii) generally to take such other actions and perform such other things necessary to effectuate the foregoing as fully in a all respects as if the undersigned could do if personally present.

     This Power of Attorney shall remain in effect until revoked, in writing, by the undersigned.


     IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney, this 25th day of February 1995.



                             MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

                             By:  /s/ David H. Komansky


                             __________________________________________________
                             Name:  David H. Komansky
                             Title:  President and Chief Operating Officer